Elevate.Money

The Great Wealth Transfer is coming - Millennials and Gen X could **inherit up to $80 trillion** in the next 20 years.

Real estate has always been a significant part of every generation's portfolio. Interestingly, for Millennials and Gen X, **real estate is the largest allocation**, even more significant than equities and mutual funds (stocks and bonds).

These younger generations are **digital natives**; they do everything online, including investing.

Elevate Money is a real estate investing platform designed and built for them.

Elevate Money is live on **Wefunder**, and we're inviting you, our community, to **become a part owner** of our company.

Invest in Elevate Money on Wefunder

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.



$156 Trillion in U.S. Assets
BY GENERATION
Baby Boomers: $78.1T (50.0%)
Private Business $7.9T
Real Estate $18.3T
Other Assets $13.8T
Equities & Mutual Funds $19.0T
Durable Goods $2.9T
Pensions $16.2T
Generation X: $46.0T (29.5%)
Equities & Mutual Funds $8.8T
Durable Goods $2.5T
Private Business $6.0T
Real Estate $13.6T
Other Assets $5.6T
Pensions $9.5T
Silent Generation: $18.6T (11.9%)
Other Assets $4.1T
Real Estate $4.8T
Equities & Mutual Funds $5.3T
D.G $800B
Private Business $1.7T
Pensions $2.0T
Millennials: $13.3T (8.5%)
Pensions $2.5T
Private Business $1.4T
Durable Goods $1.5T
E&MF $800B
Real Estate $5.0T
Other Assets $2.1T
The Great Wealth Transfer
Millennials and Gen X are expected to inherit $84T by 2045. $16T of this could be transferred within the next decade.
Rising Property Values
Real estate forms a significant chunk of every generation's assets. In fact, the average price of a U.S. house has climbed 500% since 1983.
Where's Gen Z?
The Federal Reserve classifies all adults born after 1981 as Millennials.
Source: Federal Reserve (2023), Cerulli Associates (2022)
VISUAL CAPITALIST

infographic credit: https://www.visualcapitalist.com/us-wealth-by-generation

Why invest in Elevate Money?

Elevate Money has seen 200% YOY growth and 300% average account size growth.

We've partnered with Boxabl, the $3.3B modular home-building company.

We've launched the **Future of Housing Fund**. This first-ever real estate investment fund aims to be a solution to the US housing affordability crisis by developing modular home communities using Boxabl Casitas.

We're developing the Real Estate API, our tech innovation that could disrupt the wealth management industry by providing digital wealth managers (Robo-Advisors) the ability to offer our private real estate funds.

Our community round is an opportunity for the average investor to get in at the early stages of Elevate Money.

We invite you to invest in our company and become part-owner of Elevate Money.

Harold, Alex, Sach
The Founders of Elevate Money

Invest in Elevate Money on Wefunder